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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

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                              SCHEDULE 14D-9

             SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
          SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 4)

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                          Talley Industries, Inc.

                         (Name of Subject Company)

                          Talley Industries, Inc.

                   (Name of Person(s) Filing Statement)


                  Common Stock, par value $1.00 per share
        (Including the associated Preferred Stock Purchase Rights)
                      (Title of Class of Securities)

                                 87468710
                   (CUSIP Number of Class of Securities)

      Series A Convertible Preferred Stock, par value $1.00 per share
                      (Title and Class of Securities)

                                 87468720
                   (CUSIP Number of Class of Securities)

Series B $1.00 Cumulative Convertible Preferred Stock, par value $1.00 per share
                      (Title of Class of Securities)

                                 87468730
                   (CUSIP Number of Class of Securities)

                             Mark S. Dickerson
                              Vice President,
                       General Counsel and Secretary
                          Talley Industries, Inc.
                          2702 North 44th Street
                                Suite 100A
                          Phoenix, Arizona 85008
                              (602) 957-7711
         (Name, Address and Telephone Number of Person Authorized
     to Receive Notices and Communications on Behalf of the Person(s)
                             Filing Statement)

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                                Copies to:
                             William L. Rosoff
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                              (212) 450-4000

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               This Amendment No. 4 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented to date, the "Schedule 14D-9"), originally filed on October 2, 1997 by Talley Industries, Inc., a Delaware corporation (the "Company") and subsequently amended by Amendment No. 1 on October 6, 1997, Amendment No. 2 on October 10, 1997 and Amendment No. 3 on October 17, 1997, with respect to the tender offer commenced by Score Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent"), on October 2, 1997, to purchase all outstanding shares of the following classes of the Company's securities at the indicated prices: Common Stock for $12.00 per share; Series A Preferred Stock for $11.70 per share; and Series B Preferred Stock for $16.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 2, 1997 and in the related Letter of Transmittal.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

               The Schedule 14D-9 is hereby amended by adding the following:

Item 8. Additional Information to be Furnished.

        (c) On October 17, 1997, the Company and Parent received a request from the U.S. Department of Justice (the "DOJ") for additional information under the provisions of the HSR Act in connection with the Offer. On October 20, 1997, the Company and Parent issued a joint press release announcing this request and stating their intention to comply with it as promptly as possible. The "second request" by the DOJ extends the waiting period under the HSR Act until 10 days after the date on which Parent complies with the request. The Offer may not be consummated until, among other things, the expiration or termination of the HSR waiting period. The press release dated October 20, 1997, filed as Exhibit Q hereto, is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

Item 9. Material to be Filed as Exhibits.

     Q. Press Release of the Company and Parent, dated October 20, 1997.


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   Talley Industries, Inc.


                                   By:  /s/ Mark S. Dickerson
                                   --------------------------------------
                                   Name:  Mark S. Dickerson
                                   Title: Vice President and Secretary

                                   Date:  October 20, 1997